UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NEWDEX, INC.*

(Exact name of registrant as specified in its charter)

Delaware	46-0821335
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1001 Winstead Dr. Cary, NC	27513
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: 333-185348.

Securities to be registered pursuant to Section 12(g) of the Act: None.

*Prior to the issuance of the common stock registered on this Form 8-A, Newdex, Inc. will change its name to Dex Media, Inc.

Item 1.	Description of Registrant’s Securities to be Registered.

General

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”), shares of common stock, par value of $0.001 per share (the “Common Stock”), of Newdex, Inc. (the “Company”) being issued upon the effective date (the “Effective Date”) of the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2012, by and between Dex One Corporation, SuperMedia Inc., the Company, and Spruce Acquisition Sub, Inc. On the Effective Date, the Company will file with the State of Delaware an Amended and Restated Certificate of Incorporation (the “Charter”). The following description of the Charter and the Amended and Restated Bylaws of the Company (the “Bylaws”) is qualified in its entirety by the Charter and the Bylaws.

Authorized Capital Stock

The Company has authority to issue 300,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). The powers, rights, and preferences of holders of shares of Common Stock are subject to, and may be adversely affected by, the powers, rights, and preferences of the holders of shares of any series of Preferred Stock that may be outstanding from time to time that the Company may designate and issue in the future without stockholder approval. See “Blank Check Preferred Stock” below.

Common Stock

Dividends. Except as otherwise provided by law or the Charter and subject to the rights of holders of any series of Preferred Stock that may be outstanding from time to time, the holders of Common Stock will be entitled to receive dividends and other distributions in cash, property, or capital stock of the Company, when and as declared out of assets or funds of the Company legally available, at such times and in such amounts as the Board of Directors of the Company (the “Board”) may determine in its sole discretion.

Liquidation Preference. In the event of a liquidation, dissolution, or winding up of the Company, after the payment in full of all amounts owed to creditors and holders of any series of Preferred Stock that may be outstanding from time to time, the remaining assets of the Company will be distributed pro rata to the holders of each share of Common Stock.

Voting Rights. Except as otherwise provided by law or the Charter and subject to the rights of holders of any series of Preferred Stock that may be outstanding from time to time, all of the voting power of the stockholders of the Company will be vested in the holders of the Common Stock, and each holder of Common Stock will have one vote for each share held by such holder on all matters voted upon by the holders of Common Stock.

Other Rights. Holders of Common Stock have no conversion, redemption, sinking fund, preemptive, subscription, or similar rights.

Blank Check Preferred Stock

The Board is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix the designation of any series of Preferred Stock and the number of shares of any series of Preferred Stock, and to determine the voting powers, designations, preferences, and relative, participating, optional, or other special rights and any qualifications, limitations, or restrictions of the shares of each series, including, without limitation, the following:

•	dividend rights and dividend rates;

•	voting rights;

•	liquidation preferences;

•	terms of any redemption (including any sinking or purchase fund provisions);

•	redemption price or prices or rate or rates;

•	conversion and exchange rights;

•	restrictions on the issuance of shares of the same series or of any other class or series of stock of the Company;

•	restrictions upon the creation of indebtedness of the Company or any subsidiary of the Company; and

•

restrictions upon the payment of dividends or the making of other distributions on, and the purchase, redemption, or other acquisition by the Company or any subsidiary of the Company of, any outstanding stock of the Company.

The Company may issue Preferred Stock in ways that may delay, deter, or prevent a change in control of the Company without further action by stockholders and may affect the voting and other rights of the holders of the Common Stock. The issuance of Preferred Stock with voting and conversion rights also may adversely affect the voting power of the holders of the Common Stock, including the loss of voting control to others. The Board may issue, or reserve for issuance, any series of Preferred Stock to be used in connection with a “poison pill” or similar “shareholder rights plan” that, if implemented, may delay, deter or prevent a change in control of the Company.

Transfer Restrictions on Common Stock and Other Equity Securities

In an effort to preserve certain tax attributes of the Company and its subsidiaries for U.S. federal income tax purposes, the Charter generally prohibits (i) the acquisition of Common Stock by any one person or group of persons whose shares would be aggregated pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder (collectively, “Section 382”) that does not already own 4.9% or more of the Common Stock to the extent such acquisition would cause the person to own 4.9% or more of the Common Stock, and (ii) the acquisition or disposition of Common Stock by persons already owning 4.9% or more of the Common Stock, in each case until the date that is three years after the Effective Date or such shorter period as may be determined by the Board. See “Anti-Takeover Effects of Provisions of the Delaware General Corporate Law (“DGCL”), the Charter, and the Bylaws – Transfer Restrictions on Common Stock and Other Equity Securities.”

Anti-Takeover Effects of Provisions of the Delaware General Corporate Law (“DGCL”), the Charter, and the Bylaws

The DGCL contains, and the Company’s Charter and Bylaws will contain, as of the Effective Date, a number of provisions that may have the effect of discouraging transactions that involve an actual or potential change of control of the Company. In addition, provisions of the Charter and Bylaws may be deemed to have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price of the shares held by stockholders.

Delaware Anti-Takeover Statute

The Company is, and will continue to be after the Effective Date, subject to Section 203 of the DGCL, a statutory provision that may deter, delay, or prevent the takeover of the Company. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

(i) prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

(iii) at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines an “interested stockholder” as:

(i) any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation;

(ii) any entity or person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

(iii) the affiliates or associates of any such entities or persons.

The provisions of Section 203 of the DGCL described above could have the following effects on the Company, among others:

•	delaying, deferring or preventing a change in control;

•	delaying, deferring, or preventing the removal of existing management;

•	deterring potential acquirers from making an offer to the stockholders of the Company; and

•	limiting any opportunity of stockholders of the Company to realize premiums over prevailing market prices of the Common Stock in connection with offers by potential acquirers.

This could be the case even if a majority of the Company’s stockholders might benefit from a change of control or offer.

Charter and Bylaw Provisions

As of the Effective Date, the Company’s Charter and Bylaws will provide for the following provision, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:

Board Vacancies to be Filled by Remaining Directors and Not Stockholders. Any vacancy on the Board may be filled by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and may not be filled by any other person or persons. Any director so appointed will hold office until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, or removal.

No Action by Written Consent of Stockholders. Except as otherwise provided by resolutions, if any, of the Board fixing the relative powers, preferences, and rights and the qualifications, limitations, or restrictions of any series of Preferred Stock, no action may be taken by the Company’s stockholders except at a duly called annual or special meeting of stockholders, and stockholder action by written consent is prohibited.

Special Meetings of Stockholders. Special meetings of the Company’s stockholders may only be held upon the call of a majority of the Board, the chairman of the Board, the Company’s chief executive officer or president, or at the request in writing of the holders of at least 25% of the voting power of shares of stock issued and outstanding and entitled to vote on the matter, provided that the request is not deemed to be ineffective under the Company’s Bylaws.

Advance Notice Requirement. Stockholders must provide timely notice when seeking to:

•	bring business before an annual meeting of stockholders;

•	bring business before a special meeting of stockholders; or

•	nominate candidates for election at an annual or special meeting of stockholders.

To be timely, a stockholder’s notice must comply with the specific timing requirements contained in the Company’s Bylaws.

The Company’s Charter and Bylaws as of the Effective Date also will specify requirements as to the form and content of the stockholder’s notice. These provisions may preclude stockholders from bringing matters before any meeting of stockholders or from making nominations for directors at any meeting of stockholders. Although the Bylaws will not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of stockholders, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Supermajority Vote Required to Amend Specified Provisions of the Company’s Charter and Bylaws. The approval of the holders of at least 66 2/3% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal certain provisions of the Company’s Charter, including provisions relating to the number of directors constituting the Board and how that number is fixed, the power of the Board to make, alter, amend, or repeal the Company’s Bylaws, stockholder action without a meeting, indemnification and exculpation of directors and officers, provisions relating to amendment of the Charter, and the Company’s election to be governed by Section 203 of the DGCL.

The Board may amend any provision of the Company’s Bylaws, including any bylaw adopted by the stockholders, provided that the stockholders may from time to time specify particular provisions of the Bylaws which may not be amended by the Board. Notwithstanding the above, certain provisions of the Company’s Bylaws may only be amended, altered, changed, or repealed by a vote of at least 75% of the Board.

Authorized but Unissued Shares. The Company’s authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without stockholder approval, subject to the rules and regulations of any exchange on which the Company’s stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of the Company’s Common Stock by means of a proxy contest, tender offer, merger, or otherwise.

Issuance of Blank Check Preferred Stock. The Board is authorized to create and issue, without further action by the stockholders, up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series with powers (including voting), preferences, and rights designated from time to time by the Board as described above under “Authorized Capital Stock — Blank Check Preferred Stock.” The existence of authorized but unissued shares of Preferred Stock may enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise.

Transfer Restrictions on Common Stock and Other Equity Securities.

General. Article 13 of the Company’s Charter (the “Transfer Restrictions”) generally prohibits (i) the acquisition of Common Stock by any person or group of persons whose shares would be aggregated pursuant to Section 382 that does not already own 4.9% or more of the Common Stock to the extent such acquisition would cause the person to own 4.9% or more of the Common Stock and (ii) the acquisition or disposition of Common Stock by persons already owning 4.9% or more of the Common Stock, in each case until the date that is three years from the Effective Date, or such shorter period as may be determined by the Board (which is referred to herein as the “restriction period”). The Transfer Restrictions are intended to minimize the likelihood of an “ownership change” (as defined in Section 382). An “ownership change” could cause potentially adverse tax consequences to the Company by imposing limitations on the ability of the Company and its subsidiaries to utilize the net operating losses and other tax attributes available for U.S. federal income tax purposes. The summary contained herein provides only a general description of the transfer restrictions contained in the Company’s Charter and therefore should be read together with the entire Article 13.

Prohibited Transfers. The Transfer Restrictions generally will restrict any direct or indirect transfer (such as transfers of Common Stock that result from the transfer of interests in other entities that own Common Stock) during the restricted period if the effect would be to:

•	increase the direct or indirect ownership of Common Stock by any Person (as defined below) from less than 4.9% to 4.9% or more of the Common Stock; or

•	increase or decrease the percentage of Common Stock owned directly or indirectly by a Person already owning or deemed to own 4.9% or more of the Common Stock (a “4.9% stockholder”).

“Person” means any individual, firm, corporation, or other legal entity, including a group of persons treated as an entity pursuant to Treasury Regulation § 1.382-3(a)(1)(i), and any successor (by merger or otherwise) of such entity, other than a “Public Group” (as such term is defined in Treasury Regulation § 1.382-2T(f)(13)).

Transfers included under the Transfer Restrictions include sales, transfers, assignments, pledges or other dispositions by a Person that alters the percentage ownership (direct or indirect) of Common Stock of any Persons, including by attribution. A transfer for these purposes also includes the creation or grant of an option within the meaning of Section 382 (other than the creation or grant of an option by the Company).

The Transfer Restrictions will include the right to require a proposed transferee and any Person who is a beneficial or legal holder of Common Stock, as a condition to registration of a transfer of Common Stock, to provide all information reasonably requested regarding such person’s direct and indirect ownership of Common Stock and the Company shall keep such information confidential.

Modification and Waiver of Transfer Restrictions. The Transfer Restrictions will not apply if the transferor or the transferee obtains the written approval of the Board, and the Board will be deemed to have consented to any such proposed transfer within 20 days of receiving written notice unless (i) the Board determines in good faith after consultation with its tax advisors that the proposed transfer could jeopardize the realization of a material portion of the Company’s net operating losses and other tax attributes and (ii) the transferor has been notified of such determination. Notwithstanding the foregoing, the Board will have the discretion to approve a transfer of Common Stock that would otherwise violate the Transfer Restrictions if it determines that such transfer is in the Company’s best interests.

In addition, in the event of a change in law, the Board will be authorized to modify the applicable allowable percentage ownership interest (currently 4.9%) or modify any of the definitions and terms of Transfer Restrictions (other than the Expiration Date (as defined below)), provided that the Board determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve net operating losses and other tax attributes or that the continuation of these restrictions is no longer reasonably necessary for such purpose, as applicable. Stockholders will be notified of any such determination through a filing with the Securities and Exchange Commission or such other method of notice as the Secretary of the Company deems appropriate.

The Board may, subject to the terms of the Transfer Restrictions, establish, modify, amend, or rescind bylaws, regulations, and procedures of the Company for purposes of determining whether any transfer of Common Stock would jeopardize the Company’s ability to preserve and use net operating losses and other tax attributes.

Expiration of the Transfer Restrictions. The Transfer Restrictions will expire on the earliest of (i) the Board’s determination that the Transfer Restrictions is no longer necessary for the preservation of net operating losses and other tax attributes because of the repeal of Section 382 or any successor statute, (ii)

the beginning of a taxable year of the Company to which the Board determines that no net operating losses or other tax attributes may be carried forward, (iii) such date as the Board determines that it is in the best interests of the Company and its stockholders for the Transfer Restrictions to expire, or (iv) the date that is three years after the Effective Date (the “Expiration Date”).

Anti-Takeover Effect. The basis for the Transfer Restrictions is to preserve certain tax attributes of the Company. The Transfer Restrictions could be deemed to have an “anti-takeover” effect because, among other things, it will restrict the ability of a person, entity, or group to accumulate 4.9% or more of the Company’s Common Stock and the ability of persons, entities, or groups now owning 4.9% or more of the Common Stock from acquiring additional Common Stock, without the approval of the Board. The Transfer Restrictions could discourage or prohibit a merger, tender offer, proxy contest, or accumulations of substantial blocks of Common Stock for which some stockholders might receive a premium above market value. In addition, the Transfer Restrictions may delay the assumption of control by a holder of a large block of the Common Stock and the removal of incumbent directors and management, even if such removal may be beneficial to some or all of the Company’s stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.

Item 2.	Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities and Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Newdex, Inc.

By:	/s/ Mark W. Hianik
Name:	Mark Hianik
Title:	Senior Vice President, General Counsel, Chief Administrative Officer & Corporate Secretary

Date: April 29, 2013